PRESS RELEASE

EXHIBIT A	Press Release No. 06-01

METALLICA RESOURCES CONTINUES TO PROGRESS ON THE CERRO SAN PEDRO PROJECT, MEXICO

Toronto, Ontario - January 27, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) today reports that its Mexican subsidiary, MSX, has received the required annual renewal of its explosives operating, or blasting, permit from SEDENA (Secretaria de Defensa National) for the Cerro San Pedro (CSP) project for the calendar year 2006. All explosive operating permits in Mexico are required to be renewed annually. The explosives operating permit received in 2005 and the renewal for 2006 restricts the use of explosives to ground owned by MSX, which includes the processing site. Additionally, the legal action against SEDENA to prohibit it from authorizing the use of explosives on ground owned communally by the ejido of Cerro de San Pedro, which includes the pit area and the access road to the pit, was rejected by the court. Therefore, SEDENA is no longer legally prohibited from issuing a blasting permit for this area and can now issue a blasting permit for all ground controlled by MSX. MSX is currently working with SEDENA to secure this unrestricted permit.

While MSX awaits the receipt of the unrestricted permit, construction activity continues to escalate at the project site. MSX has been conducting drilling, blasting and earthwork necessary for pad construction in the processing area, along with clearing and building access roads in the pit area where blasting is not required. MSX and its contractors currently have over 100 personnel working at the project site.

As previously reported, MSX has received temporary occupancy and right of way agreements from the Federal Mining Bureau. These agreements give MSX federally mandated secure land tenure to access its mineral rights for the life of the mine.

"The Court's rejection of the appeal by opponents of the project clears the way for SEDENA to issue an unrestricted permit to MSX, which will allow MSX to accelerate the construction of the CSP project. If the unrestricted permit is received in the near future, construction is expected to be completed during 2006." said Metallica Resources' President & CEO, Richard Hall.

The CSP project is forecast to have average annual production of approximately 90,500 ounces of gold and 2.1 million ounces of silver, or 122,800 ounces of gold equivalent production per year when using gold to silver ratio of 65:1. The mine life is currently estimated to be approximately 8.5 years. The proven and probable mineral reserves are estimated at approximately 63 million tonnes grading 0.58 grams of gold and 24 grams of silver per tonne. This equates to 1.17 million ounces of gold and 48.4 million ounces of silver at gold and silver prices of $375 and $5.77 per ounce, respectively.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 83.3 million shares outstanding. The company had approximately $42.9 million of cash and cash equivalents and no debt at December 31, 2005. For further details on Metallica Resources, please visit the company's website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.